STEVEN A. CUNNINGHAM, P.C.
                                 Attorney at Law
                        11660 Alpharetta Hwy., Suite 155
                             Roswell, Georgia 30076

                                October 10, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                                450 5th Street NW
                             Washington, D.C., 20549

                             RE: RUBY MINING COMPANY
                               FILE NO. 333-128584

TO WHOM IT MAY CONCERN:

On behalf on my client, RUBY MINING COMPANY, a Colorado corporation (the "Company"), I am hereby submitting the following delaying amendment (pursuant to Form Del Am) for the Company's SB-2 Registration Statement, SEC file number 333-128584:


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Thank you for your cooperation in this matter.


Sincerely,


/s/  Steven A. Cunningham